                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Central Sprinkler Corporation
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                                 Name of Issuer

                                  Common Stock
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                         (Title of Class of Securities)

                                   155184 10 4
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                                  CUSIP Number






         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 9 pages
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CUSIP NO.   155184 10 4                13G                 Page 2 of 9 Pages
          ---------------
-------------------------------                    -----------------------------

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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Central Sprinkler Corporation Employee Stock Ownership Plan (the "ESOP") and the Central Sprinkler Employee Stock Ownership Plan Trust (the "ESOP Trust")
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
           N/A

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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

             The ESOP is a defined contribution plan qualified under section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. To the extent not preempted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced and administered according to the laws of, the Commonwealth of Pennsylvania.
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                             5      SOLE VOTING POWER

                                    -0-
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       -0-
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    -0-
                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    621,000 shares of Common Stock at
                                    December 31, 1996
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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           621,000 shares of Common Stock at December 31, 1996
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]
           N/A
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.1%
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   12      TYPE OF REPORTING PERSON*

           EP
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                      * SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO.   155184 10 4                13G                 Page 3 of 9 Pages
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

           Central Sprinkler Corporation Employee Stock Ownership Plan Trustee
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
           N/A

--------------------------------------------------------------------------------
   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           The filing person is a committee that acts as trustee of an employee benefit plan on behalf of a Pennsylvania corporation.
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    -0-
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       -0-
       REPORTING
        PERSON              ----------------------------------------------------
          WITH
                             7      SOLE DISPOSITIVE POWER

                                    -0-
                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    621,000 shares of Common Stock at
                                    December 31, 1996
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           621,000 shares of Common Stock at December 31, 1996
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]
           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           EP
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


         This Schedule 13G is filed pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended, on behalf of the Central Sprinkler Corporation Employee Stock Ownership Plan (the "ESOP"), the Central Sprinkler Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust") and the ESOP Plan Trustee (the "Plan Trustee"), with respect to the shares of Common Stock, $.01 par value per share (the "Common Stock"), of Central Sprinkler Corporation, a Pennsylvania corporation (the "Company").

         Item 1.

                  (a)      Name of Issuer:
                           Central Sprinkler Corporation  (the "Company")

                  (b)      Address of Issuer's Principal Executive Offices:
                           451 North Cannon Avenue
                           Lansdale, Pennsylvania  19446

         Item 2.

                  (a)      Name of Persons Filing:

                           This Schedule 13G is being filed on behalf of the ESOP, the ESOP Trust and the Plan Trustee, as trustee of the ESOP Trust.

                  (b)      Address of Principal Office or, if none, Residence:

                           c/o Central Sprinkler Corporation
                           451 North Cannon Avenue
                           Lansdale, Pennsylvania  19446

                  (c)      Citizenship:

                           The ESOP is a defined contribution plan of the Company qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. To the extent not preempted by ERISA, the ESOP assets have a situs in, and the ESOP and the ESOP Trust are construed, enforced and administered according to the laws of, the Commonwealth of Pennsylvania. Each of the three individuals that serve on the committee that is the Plan Trustee are United States citizens.


                                Page 4 of 9 pages
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                  (d)      Title of Class of Securities:

                           Common Stock, par value $.01 per share.

                  (e)      CUSIP Number:

                           155184 10 4

         Item 3. If this statement is filed pursuant to Rule 13d-1(b), check whether the person filing is a:

                  (a) / / Broker or Dealer registered under Section 15 of the Act

                  (b)      / / Bank as defined in section 3(a)(6) of the Act

                  (c) / / Insurance Company as defined in section 3(a)(19) of the act

                  (d) / / Investment Company registered under section 8 of the Investment Company Act

                  (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

                  (f) /X/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13-1(b)(1)(ii)(F)

                  (g) / / Parent Holding Company, in accordance with ss.204.13d-1(b)(1)(ii)(G) (Note: See Item 7)

                  (h)      / / Group, in accordance with
                           ss.240.13d-1(b)(1)(ii)(H)


         Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:

                           621,000 shares of Common Stock

                  (b)      Percent of Class:

                           16.1%

                                Page 5 of 9 pages
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                  (c)      Number of Shares as to which such person has:

                           (i)     sole power to vote or to direct to vote:

                                    -0-
                           (ii)    shared power to vote or to direct the vote:

                                    -0-
                           (iii) sole power to dispose or to direct the disposition of:

                                    -0-

                           (iv) shared power to dispose or to direct the disposition of:

                                    621,000 shares of Common Stock

                  At December 31, 1996, a total of 780,000 shares of Common Stock were held in the ESOP Trust, consisting of 159,000 shares that have been allocated to the accounts of participants and 621,000 shares that are unallocated. All information reflects actual allocations made through December 31, 1996.

                  The Plan Trustee is a committee of three members appointed by the Board of Directors. All acts by the Plan Trustee are by a majority of the committee members. Under the instruments governing the ESOP and the ESOP Trust, the Plan Trustee, as a fiduciary, is empowered to receive or direct the receipt of dividends from, and proceeds from the sale of, all shares held in the ESOP Trust for the exclusive benefit of the participants in the ESOP. The ESOP, the ESOP Trust and the Plan Trustee may be deemed to have shared dispositive power over the unallocated Common Stock held in the ESOP Trust.

                  The terms of the ESOP provide for the voting rights associated with the Common Stock held by the ESOP Trust to be passed through and exercised exclusively by the participants in the ESOP to the extent that such shares are allocated to ESOP participants' accounts. Shares of Common Stock held by the ESOP Trust that have not been allocated to participants' accounts and shares of Common Stock held by the ESOP Trust that have been allocated to participants' accounts, but which have not been voted by the participants, shall be voted in accordance with the voting instructions received by the Plan Trustee with respect to the shares of Common Stock that have been allocated to participants accounts. Specifically, the Plan Trustee shall determine how the plurality of the allocated shares have been directed to vote and shall vote all of the unallocated shares and unvoted allocated shares of Common Stock in accordance with the directions received with respect to the plurality of the allocated shares.

                                Page 6 of 9 pages
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                  The current members of the committee that act as the Plan
         Trustee are George G. Meyer, Chief Executive Officer of the Company and a director, William J. Pardue, Executive Vice President of the Company's subsidiary, Central Sprinkler Company, and Albert T. Sabol, Executive Vice President of the Company. Pursuant to Rule 13d-4, each such member disclaims beneficial ownership of shares of Common Stock that may be deemed to be beneficially owned by the Plan Trustee or that are held by the ESOP Trust, except that each such member does not disclaim beneficial ownership of those shares in which he has beneficial ownership as a participant in the ESOP.

                  At December 31, 1996, Mr. Meyer beneficially owned, in his individual capacity, 431,065 shares of Common Stock, representing approximately 10.4% of the outstanding Common Stock at that date. The number of shares beneficially owned by Mr. Meyer includes (i) 303,875 shares that may be acquired under options of which 81,875 are currently exercisable, with the remaining 220,000 subject to approval of the Central Sprinkler Corporation 1996 Equity Compensation Plan by the Company's shareholders and (ii) 3,952 shares allocated to his account under the ESOP. Mr. Meyer has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1996.

                  At December 31, 1996, Mr. Pardue beneficially owned, in his individual capacity, 86,836 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock at that date. The number of shares beneficially owned by Mr. Pardue includes 51,875 shares that may be acquired under options (of which 9,375 are not exercisable within 60 days) and 2,800 shares allocated to his account under the ESOP. Mr. Pardue has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1996.

                  At December 31, 1996, Mr. Sabol beneficially owned, in his individual capacity, 42,601 shares of Common Stock, representing 1.1% of the outstanding Common Stock at that date. The number of shares beneficially owned by Mr. Sabol includes 39,375 shares that may be acquired under options (of which 11,250 are not exercisable within 60 days) and 2,601 shares allocated to his account under the ESOP. Mr. Sabol has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1996.

         Item 5.     Ownership of Five Percent or Less of a Class.

                     Not Applicable

         Item 6.     Ownership of More Than Five Percent on Behalf of
Another Person.

                     Not Applicable


                                Page 7 of 9 pages
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         Item 7.     Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

                     Not Applicable

         Item 8.     Identification and Classification of Members of the Group.

                     Not applicable

         Item 9.     Notice of Dissolution of Group.

                     Not applicable



                                Page 8 of 9 pages
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         Item 10.    Certification.

                     By signing below the filing persons certify that, to
                  the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES

         The filing of this Schedule 13G and the statements herein shall not be construed as an admission that the filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a) or 16(b) under the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the securities described herein.

         By signing below, the parties hereto hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the filing of this Schedule 13G on behalf of each such party. Each filing person is solely responsible for the completeness and accuracy of the information concerning itself contained herein and is not responsible for the completeness or accuracy of the information concerning the other party.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



CENTRAL SPRINKLER CORPORATION PLAN TRUSTEE,
  EMPLOYEE STOCK OWNERSHIP PLAN                  CENTRAL SPRINKLER CORPORATION
                                                   EMPLOYEE STOCK OWNERSHIP
                                                   PLAN
CENTRAL SPRINKLER CORPORATION
  EMPLOYEE STOCK OWNERSHIP
  PLAN TRUST

By:  Plan Trustee, Central Sprinkler Corporation   By: /s/ Albert T. Sabol
         Employee Stock Ownership Trust               -------------------------
                                                       Albert T. Sabol
                                                       Date:  February  12, 1997


By:  /s/ Albert T. Sabol
     --------------------
      Albert T. Sabol
      Date: February 12, 1997

                                Page 9 of 9 pages